SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AboveNet, Inc. (formerly Metromedia Fiber Network, Inc.)

(Exact Name of Registrant as Specified in its Charter)

Delaware	11-3168327
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

360 Hamilton Avenue White Plains, New York	10601
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.     ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.       ☒

Securities Act registration statement file number to which this form relates:
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of Each Exchange on Which Each Class is to be Registered

None

Securities to be registered pursuant to Section 12(g) of the Act:

Five Year Warrants to Purchase Common Stock, par value $0.01 per share

Seven Year Warrants to Purchase Common Stock, par value $0.01 per share

(Title of class)

Item 1.  Description of Registrant’s Securities to be Registered.

Introduction

AboveNet, Inc. (the “Registrant”), a Delaware corporation, was formerly known as Metromedia Fiber Network, Inc.  This registration statement relates to two series of warrants to purchase the common stock, par value $0.01 per share of the Registrant, (the “Common Stock”).  A description of the Common Stock is contained in the Registrant’s 8-A relating to the Common Stock filed with the Securities Exchange Commission (the “SEC”) on September 8, 2003.

Warrants

The Registrant is issuing 709,459 warrants to purchase shares of Common Stock (the “Five Year Warrants”).   The Five Year Warrants have an initial exercise price of $20.00 and may be exercised until 5:00 p.m. New York City Time on September 8, 2008.

The Registrant is issuing 834,658 warrants to purchase shares of Common Stock (the “Seven Year Warrants”).  The Seven Year Warrants have an initial exercise price of $24.00 and may be exercised until 5:00 p.m. New York City Time on September 8, 2010.

Collectively, the Five Year Warrants and the Seven Year Warrants are referred to as the “Warrants.”

The Five Year Warrants and Seven Year Warrants have identical terms and conditions except as to the exercise price and the time until which they may be exercised.

The remaining terms and conditions of the Warrants are identical and therefore the material terms of the Warrants are discussed jointly.  The terms and conditions of each of the Warrants are set forth in two Warrant Agreements (each a “Warrant Agreement” and together, the “Warrant Agreements”) between the Registrant and American Stock Transfer & Trust Company, as Warrant Agent.  The Warrant Agreement which pertains to the Five Year Warrants is attached as Exhibit 4.1 hereto.  The Warrant Agreement which pertains to the Seven Year Warrants is attached as Exhibit 4.2 hereto.  This summary does not purport to be complete and should be read together with the Warrant Agreements which are incorporated herein by reference.

In addition, the description contained herein of the Warrants is qualified in its entirety by reference to the Registrant’s Amended and Restated Certificate of Incorporation (the “Amended Charter”), the Registrant’s Amended and Restated Bylaws (“Amended Bylaws”), copies of which are incorporated by reference from Exhibit 2.1 and Exhibit 2.2 to the Registrant’s 8-A relating to the Common Stock filed with the SEC on September 8, 2003.

The Registrant is required to issue the Warrants to holders of certain claims in accordance with the Second Amended Plan of Reorganization of Metromedia Fiber Network, Inc., et al., dated as of July 1, 2003, as amended (the “Plan”) which Plan was confirmed, by order entered and dated August 21, 2003, by the Honorable Adlai S. Hardin, Jr., United States Bankruptcy Judge, United States Bankruptcy Court for the Southern District of New York.

Securities on Exercise

Each Warrant may be exercised for one share of Common Stock (subject to adjustment as described below).

Warrant Agent

In accordance with each Warrant Agreement, American Stock Transfer & Trust Company has been appointed the Warrant Agent for both of the Five Year Warrants and Seven Year Warrants.

Warrant Certificates

The Warrants will be issued in global form and definitive form.  Any definitive warrant may be exchanged for an interest in the global warrant, and any interest in the global warrant may exchanged for a definitive warrant by contacting the Warrant Agent, except that any Warrant which contains securities act or other legends must be issued in definitive form.

Exercise of Warrants

A Warrant may be exercised upon surrender to the Registrant at the principal office of the Warrant Agent of the certificate or certificates evidencing the Warrant to be exercised with the form of election to purchase on the reverse thereof duly filled in and signed, which signature shall be guaranteed by a bank or trust company having an office or correspondent in the United States or a broker or dealer which is a member of a registered securities exchange or the National Association of Securities Dealers, Inc., and upon payment to the Warrant Agent for the account of the Registrant of the exercise price for each of the shares of Common Stock in respect of which such Warrant is then exercised.  Payment of the aggregate exercise price shall be made in cash or by certified or official bank check payable to the order of the Registrant.

In the alternative, each holder may exercise its right to receive shares of Common Stock on a net basis, such that without the exchange of any funds, the holder receives that number of shares of Common Stock otherwise issuable upon exercise of its Warrants less that number of shares of Common Stock having a fair market value (as defined in each Warrant Agreement) equal to the aggregate exercise price that would otherwise have been paid by the holder of the shares of Common Stock.

If on the day which is 60 days prior to the expiration date of the Warrants, the current market price  (as defined in each Warrant Agreement) of one share of Common Stock is greater than the exercise price of the Warrants, the Registrant shall, within 5 business days thereafter, cause to be given to the Warrant Agent and cause the Warrant Agent to give to each holder of Warrants written notice stating that on the expiration date, the Warrants will be deemed to have been exercised by the holder pursuant to the net exercise provisions set forth above and the Registrant will issue and cause to be delivered to such holder a certificate or certificates for the full number of shares of Common Stock issuable upon such exercise, unless the holder elects, by written notice provided to the Registrant no less than 5 business days before the expiration date, to have those Warrants held by it not exercised, in which case such Warrants shall become void and all rights thereunder and all rights in respect thereof shall cease as of such time.  The Registrant, in its sole discretion, may require any holder to surrender the Warrants.

Anti-dilution

The exercise price and the number and kind of shares of capital stock issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of the events enumerated in Section 11 of the Warrant Agreement, and summarized below:

If the Registrant:

•                  pays a dividend or makes a distribution on its outstanding shares of Common Stock or in shares of any other class of its capital stock;

•                  splits or subdivides its outstanding shares of Common Stock into a greater number of shares;

•                  combines its outstanding shares of Common Stock into a smaller number of shares; or

•                  issues by reclassification of its shares of Common Stock any shares of any class of its capital stock,

then the exercise price and/or the number and kind of shares of capital stock of the Registrant issuable upon the exercise of a Warrant (as in effect immediately prior to such action) shall be adjusted so that the holder of any

Warrant thereafter exercised shall receive the aggregate number and kind of shares of capital stock of the Registrant which he would have owned immediately following such action if such Warrant had been exercised immediately prior to such action.

Right to Participate

If the Registrant shall issue any rights, options or warrants entitling all of the holders of shares of Common Stock to subscribe for or purchase shares of Common Stock, then, and in such event, the holder may subscribe for or purchase such amount of rights, options or warrants in proportion to such holder’s proportionate diluted ownership interest in the Registrant assuming the exercise of all Warrants and other securities convertible into or exchangeable for shares of Common Stock outstanding at the time of such issuance.

If the Registrant distributes to all holders of its shares of Common Stock any of its assets or debt securities or any rights or warrants to purchase debt securities, assets or other securities of the Registrant (other than (i) cash dividends payable out of consolidated earnings or earned surplus or (ii) distributions as a result of an adjustment for Common Shares or a rights offering) the exercise price shall be adjusted in accordance with the following formula:

E’            =              E x M - F

M

where:

E’            =              the adjusted exercise price per share.

E              =              the current exercise price per share.

M            =              the Ninety-Day Current Market Price (as defined in each Warrant Agreement) per share of Common Stock on the record date.

F              =              the fair market value on the record date of the assets, securities, rights or warrants issuable in respect of one share of Common Stock.  The fair market value shall be determined by the good faith business judgment of the Registrant’s Board of Directors, whose determination shall be conclusive.

Fractional Shares

The Registrant shall not be required to issue fractional shares of Common Stock upon the exercise of Warrants.  If more than one Warrant shall be presented for exercise at the same time by a holder, the full number of shares of Common Stock which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of shares of Common Stock purchasable on exercise of the Warrants so presented.  If any fraction of a share of Common Stock would be issuable on the exercise of any Warrant (or specified portion thereof), the Registrant shall pay to the holder cash in lieu of such fractional share as set forth in the Warrant Agreement.

Amendments to the Warrant Agreements

The Registrant and the Warrant Agent may from time to time supplement or amend the Warrant Agreement without the approval of any holders of Warrant Certificates to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision therein, or to make any other provisions in regard to matters or questions arising thereunder which the Registrant and the Warrant Agent may deem necessary or desirable and which shall not in any way adversely affect the interests of the holders of Warrant Certificates.  Any amendment or supplement to this Warrant Agreement that has a material adverse effect on the interests of holders of the Warrants shall require the written consent of holders representing two-thirds of the then outstanding Warrants.  The consent of each holder of a Warrant affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of Common Stock purchasable upon exercise of Warrants would be decreased.

Anti-Takeover Provisions

The holders of Common Stock have no preemptive or conversion rights, and there are no redemption or sinking fund provisions with respect to the Common Stock.  The Registrant’s Amended Charter contains a provision that prohibits the holders of the Common Stock from taking action by written consent in lieu of a meeting.  This provision could prohibit or delay mergers or takeovers and, accordingly, could discourage attempts to acquire control of the Registrant.

The Registrant is also subject to the provisions of Section 203 of the Delaware General Corporation Law concerning corporate takeovers.  This section prevents Delaware corporations from engaging in a “business combination” which includes a merger with or sale of more than 10% of the corporation’s assets to any “interested stockholder,” or a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as affiliates and associates of any of these persons, for three years following the date that the stockholder became an “interested stockholder” unless:

•                  the transaction in which the stockholder became an “interested stockholder” is approved by the board of directors before the date the “interested stockholder” attained that status;

•                  on completion of the transaction that resulted in the stockholder’s becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are also directors and also officers; or

•                  on or after the date the “interested stockholder” became an “interested stockholder,” the “business combination” is approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

This statute could prohibit or delay any proposed merger or change in control attempt and may discourage attempts to acquire the Registrant.

Item 2. Exhibits.

A.                                   Amended and Restated Certificate of Incorporation of the Registrant, filed with the Secretary of State of the State of Delaware on August 29, 2003 and effective as of August 29, 2003, incorporated by reference to Exhibit 2.1 to the Registrant’s 8-A relating to the Common Stock filed with the Securities Exchange Commission on September 8, 2003.

B.                                   Amended and Restated Bylaws of the Registrant, adopted as of August 11, 2003 and effective as of September 8, 2003, incorporated by reference to Exhibit 2.2 to the Registrant’s 8-A relating to the Common Stock filed with the Securities Exchange Commission on September 8, 2003.

C.                                     Warrant Agreement dated as of December 3, 2003 by and among the Registrant and American Stock Transfer & Trust Company, as Warrant Agent (with a form of Warrant Certificate attached thereto).  Filed as Exhibit 4.1 hereto.

D.                                    Warrant Agreement dated as of December 3, 2003 by and among the Registrant and American Stock Transfer & Trust Company, as Warrant Agent (with a form of Warrant Certificate attached thereto).  Filed as Exhibit 4.2 hereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ABOVENET, INC.

	By:	/s/ Robert J. Sokota
Robert J. Sokota
Senior Vice President and General Counsel

Date: January 28, 2004

EXHIBIT INDEX

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of the Registrant, filed with the Secretary of State of the State of Delaware on August 29, 2003 and effective as of August 29, 2003*
2.2	Amended and Restated Bylaws of the Registrant, adopted as of September 8, 2003*
4.1	Warrant Agreement dated as of December 3, 2003 by and among the Registrant and American Stock Transfer & Trust Company, as Warrant Agent (with a form of Warrant Certificate attached thereto)
4.2	Warrant Agreement dated as of December 3, 2003 by and among the Registrant and American Stock Transfer & Trust Company, as Warrant Agent (with a form of Warrant Certificate attached thereto)

* Incorporated by reference to Registrant’s 8-A relating to the Common Stock filed with the Securities Exchange Commission on September 8, 2003.